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                                                                  Exhibit (a)(7)


Tuesday December 28, 9:14 am Eastern Time

Company Press Release

National Nephrology Associates to Acquire Renex

NASHVILLE, Tenn. and CORAL GABLES, Fla.--(BUSINESS WIRE)--Dec. 28, 1999--National Nephrology Associates, Inc. ("NNA") and Renex Corp. (Nasdaq NMS:
RENX news; "Renex") jointly announced today that they have entered into a definitive agreement pursuant to which a wholly-owned subsidiary of NNA will offer to purchase all of the outstanding shares of Renex for $10.00 per share in cash. The total transaction value, including consideration for shares, stock options and warrants is approximately $75 million. Pursuant to the agreement, NNA's subsidiary will promptly commence a tender offer for all outstanding shares of Renex. The definitive agreement has been approved by both parties' Boards of Directors. If shares constituting a majority of Renex' outstanding shares on a fully diluted basis are acquired pursuant to the offer and the other conditions to the offer are satisfied, any remaining shares will be acquired at the same price by means of a cash merger of NNA's subsidiary with and into Renex.

Completion of the tender offer is subject to a number of conditions, including there having been validly tendered shares constituting a majority of the outstanding shares of Renex on a fully diluted basis, expiration or termination of the Hart-Scott-Rodino waiting period, NNA having obtained financing in accordance with the commitments issued by its lenders and other customary conditions.

In connection with the merger agreement, NNA has entered into a shareholder agreement with the directors and executive officers of Renex who collectively own approximately 31% of the outstanding Renex shares on a fully diluted basis. Pursuant to the shareholder agreement, these directors and executive officers have agreed to tender their shares in the Offer and have granted NNA an option to purchase their shares.

The Board of Directors of Renex has approved the Offer and determined that the price to be paid in the Offer and in the subsequent merger is fair to its shareholders and has recommended that Renex shareholders accept the offer and tender their shares. In connection with the transaction, Renex was advised by, and received a fairness opinion from, Prudential Vector Healthcare Group, a unit of Prudential Securities Incorporated.

Milton J. Wallace, Chairman of the Board, said, "Our management is proud that Renex Corp., established in 1993, is realizing value for its shareholders of approximately $75 million. The Board
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of Directors recommends that the shareholders tender their shares in the Offer.
We look forward to the consummation of the transaction and the successful integration of our company with NNA."

"Renex is an outstanding company with excellent clinical operations, " said Jerome S. Tannenbaum, M. D., Chairman and Chief Executive Officer of NNA. "We are pleased to be acquiring a provider of dialysis services which is known for its high quality of care."

Renex Corp was formed in 1993 by Milton J. Wallace, Chairman and Arthur Shapiro,
M. D., Vice Chairman. James P. Shea is the President and Chief Executive
Officer.

Renex Corp. provides dialysis and ancillary services to approximately 1,300 patients suffering from kidney failure, generally referred to as end stage renal disease. The Company provides dialysis services through 21 outpatient facilities and a staff assisted home dialysis program. Additionally, the Company provides in-patient acute dialysis services at 21 hospitals.

NNA owns and operates 32 dialysis clinics in 5 states. NNA commenced operations in December 1998 and its principal shareholders are J. W. Childs Equity Partners II, L. P., Credit Agricole Indosuez and the NNA management team.

The tender offer will be made only upon and subject to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal.

The foregoing information regarding the sale of Renex Corp. is preliminary and constitutes forward-looking statements that involve risks, uncertainties and other facts which may result in the sale of Renex not occurring or if it occurs, not on the terms provided above.

Contact:

     Renex Corp.
     James P. Shea, President & CEO
     Orestes L. Lugo, Sr. VP & CFO
     (305) 448-2044

           -or-

     Renex Investor Relations Counsel
     Loren Mortman (212) 836-9604
     Linda Latman (212) 836-9609
     The Equity Group Inc.
     www.theequitygroup.com

           -or-

     National Nephrology Associates, Inc.
     Lief Murphy
     Executive VP & CFO
     (615) 777-8085